UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No. 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On December 17, 2025, Roma Green Finance Limited (the “Company”) held the 2025 Extraordinary General Meeting (the “Meeting”) at 10 P.M. (Eastern Time), at Rooms 1101-4, 11/F Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

Holders of 30,896,000 ordinary shares, representing approximately 51.87% of the 59,564,571 ordinary shares issued and outstanding and entitled to vote as of the record date of October 31, 2025, were present in person or by proxy, constituting a quorum. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1.	(A) Redesignation and Reclassification of Share, (B) Replacement of Clause 8 of Memorandum of Association, and (C) Adoption of the New Amended and Restated Memorandum and Articles of Association.

(A) It was approved as a special resolution that the Company’s authorized share capital be and is hereby re-classified and re-designated from (i) US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to (ii) US$500,000 divided into 400,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 50,000,000 shares of a nominal or par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the articles of association, and that the currently issued 59,564,571 shares of par value US$0.001 each be and are re-designated and re-classified on a one-for-one basis into (a) 53,493,467 Class A ordinary shares with 1 vote per share, held by all other shareholders, (b) 6,071,104 Class B ordinary shares with 25 votes per share, held by Top Elect Group Limited, and (c) 0 share of such other class or classes as the Board may determine.

(B) It was approved to delete the existing clause 8 of the amended and restated memorandum of association in its entirety and replace it with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 400,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, and 50,000,000 shares of a nominal or par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

that reflects the above-described authorized share capital and preserves the Company’s powers, subject to applicable law and its articles, to redeem or purchase shares, to increase or reduce capital, and to issue shares with such preferences, priorities, privileges, conditions or restrictions as determined by the Board.

(C) It was approved to adopt the Second Amended and Restated Memorandum and Articles of Association in the form attached as 3.1 to this current report on Form 6-K, in substitution for and to the exclusion of the currently effective memorandum and articles of association, in order to give full effect to the multi-class share structure and to set out the respective rights and privileges of the Class A Ordinary Shares and Class B Ordinary Shares.

For	Against	Abstain
30,886,423	9,576	1

The proposal was approved as a special resolution, having received the affirmative vote of a majority of not less than two-thirds of the votes cast by shareholders present and voting.

The foregoing description of the amendments is qualified in its entirety by reference to the full text of the Second Amended and Restated Memorandum and Articles of Association, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Exhibits

Exhibit No.	Exhibit
3.1	Form of Second Amended and Restated Memorandum and Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 22, 2025

Roma Green Finance Limited

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer